Results of the 34th Annual General Meeting of Shareholders

1. Approval of Financial Statements			(Unit: KRW Million, except for earnings per share)

The 34th Fiscal Year (Fiscal Year ended December 31, 2015)

Consolidate	Total Assets		29,341,185	Revenues	22,281,221

	Total liabilities		17,175,720	Operating income	1,292,944

	Consolidate- Capital stock		1,564,499	Net income	631,288

	Total Stockholders’ Equity		12,165,465	Basic earnings per share (KRW)	2,258

KT Separate	Total Assets		24,222,495	Revenues	16,942,357

	Total liabilities		13,838,539	Operating income	863,860

	Capital stock		1,564,499	Net income	770,324

	Total Stockholders’ Equity		10,383,956	Basic earnings per share (KRW)	3,146

Audit Opinion			Consolidated		Unqualified

			KT Separate		Unqualified

2. Resolution of Dividends

Type of dividend					Cash Dividend

Regular cash dividend per share (KRW)					500

Total cash dividends (KRW)					122,424,900,000

Dividend yield (%)					1.7

3. Status of Directors (as of the date of appointment)

A. Approval of Appointment of Directors					Appointment of Directors
					- Two (2) Inside Directors
					: Heon-Moon Lim, Hyeon Mo
					Ku
					- Three (3) Outside Directors
					: Do Kyun Song, Sang Kyun Cha, Dae Ho
					Kim
					Appointment of members of Audit
					Committee
					- One (1) member of Audit Committee
					who is an outside director
					: Sang Kyun Cha

B. Number of Outside Directors		Total number of directors			11
Following Appointment

		Number of outside directors			8

		Percentage of outside directors(%)			72.7

C. Number of Auditors Following		Standing auditors			-
Appointment

		Non-standing auditor			-

D. Number of Members of Audit		Number of members of Audit Committee who are outside			4
Committee Following Appointment		directors

		Number of members of Audit Committee who are			0
		non-outside directors

4. Details of Other Resolutions		Agenda Item No. 1. Approval of the 34th Financial Statements: approved as originally
		proposed
		Agenda Item No. 2. Amendment of Articles of Incorporation: approved as originally proposed
		Agenda Item No. 3. Election of Directors (Total of Five(5) directors: Two(2) Inside Directors,
		Three(3) Outside Directors)
		Agenda Item 3-1. Inside Director Candidate : Heon-Moon Lim: approved as originally proposed
		Agenda Item 3-2. Inside Director Candidate : Hyeon Mo Ku: approved as originally proposed
		Agenda Item 3-3. Outside Director Candidate : Do Kyun Song: approved as originally proposed
		Agenda Item 3-4. Outside Director Candidate : Sang Kyun Cha: approved as originally proposed
		Agenda Item 3-5. Outside Director Candidate : Dae Ho Kim: approved as originally proposed
		Agenda Item No. 4. Election of member of Audit Committee (Total of One(1) member of Audit
		Committee)
		Agenda Item 4. Audit Committee Candidate : Sang Kyun Cha: approved as originally proposed
		Agenda Item No. 5. Approval of Limit on Remuneration of Directors: approved as originally
		proposed
		Agenda Item No. 6. Amendment of Executives’ Severance Pay Regulations: approved as originally
		proposed

5. Date of Annual General Meeting of Shareholders					March 25, 2016

6. Reference					AGM Notice on March 3, 2016

Details relating to Elected Inside Directors

Name	Date of Birth	Term	Whether Newly Elected	Work Experience (including current position)

Heon Moon Lim	November 15, 1960	1 year	Re-elected
2015 – Present: Chief Marketing Officer, KT
2014 – 2015: Head of Customer Business Group, KT
2013 – 2014: Professor, Department of Economics and
Management, Chungnam National University
2012 – 2013: Chief Operating Officer of KT Telecom
& Convergence Group
2012: Chief Operating Officer of Home Customer
Strategy BU, KT Home Business Group
2010 – 2012: Head of Home Customer Strategy BU, KT
Home Business Group
2010: Head of Home Integrated Marketing
Communication BU, KT Home Business Group

Hyeon Mo Ku	January 13, 1964	1 year	Newly elected
2015 – Present: Chief Operating Officer, KT
2014 – 2015: Chief Secretary, KT
2013 – 2014: Head of Operating Office of KT Telecom
& Convergence Group
2011 – 2012: Head of KT Retail Channel Business Unit
2010 – 2011: Head of KT Mobile Business Strategy
Business Unit
2009 – 2010: Head of KT Corporate Management
Strategy Department

Details Relating to Elected Outside Directors

Name	Date of Birth	Term	Whether Newly Elected	Work Experience (including current position)	Current Outside Director of Other Company

Do Kyun Song	September 20, 1943	3 years	Re-elected
2011 – Present: Senior Advisor, Bae, Kim & Lee LLC
2008 – 2011: Standing Commissioner, Korea
Communications Commission
2005 – 2008: Chaired Professor, Sookmyung Women’s
University
2003 – 2004: Chairman, Korean Broadcasters Association
1999 – 2005: Representative Director, Seoul
Broadcasting System
None

Sang Kyun Cha	February 19, 1958	3 years	Re-elected
1992 – Present: Professor of Electrical and Computer
Engineering, Seoul National University
2015 – Present: General Chair of IEEE International
Conference on Data Engineering 2015
2014 – Present: Director of Big Data Institute, Seoul
National University
2014 – Present: Member of Board of Trustees, Seoul
National University
2012 – 2015: Member of Finance Committee, Seoul
National University
2006 – 2008: Director of Automation and Systems
Research Institute, Seoul National University
None

Dae Ho Kim	May 18, 1960	1 year	Newly elected
1999 – Present: Professor, Department of
Communications and Information, Inha University,
2014 – Present: Non-Executive Director, Korea
Internet and Security Agency
2013 – Present: Member, Administration Review
Committee, Korea Communications Commission
2014 – 2015: Member, Financial Innovation Committee,
Financial Service Commission
2013 – 2015: Councilor, National Economic Advisory
Council
2010: President, Korea Media Management Association
Outside director of Seoul Broadcasting System

Details Relating to Elected Audit Committee Members

Name	Date of Birth	Term	Whether Newly Elected	Whether Outside Director	Work Experience (including current position)

Sang Kyun Cha	February 19, 1958	3 years	Re-elected	Outside Director
1992 – Present: Professor of Electrical and
Computer Engineering, Seoul National
University
2015 – Present: General Chair of IEEE
International Conference on Data
Engineering 2015
2014 – Present: Director of Big Data
Institute, Seoul National University
2014 – Present: Member of Board of
Trustees, Seoul National University
2012 – 2015: Member of Finance Committee,
Seoul National University
2006 – 2008: Director of Automation and
Systems Research Institute, Seoul National
University

Details Relating to Amendment of Business Purpose

	<Before>	<After>	Reason for amendment

Amendment of business purpose	Article 2. (Purpose) The objective of KT is to engage in the following business activities 26. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.
Article 2. (Purpose)
The objective of KT
is to engage in the
following business
activities
26. Information
security and
certification
service
27. Any and all
other activities or
businesses
incidental to or
necessary for
attainment of the
foregoing.
KT amends Article 2 (Purpose) – KT expects to derive revenues the information security and authorization services